Mail Stop 4561

March 27, 2008

Michael Klayko
Chief Executive Officer
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110

      Re: Brocade Communications Systems, Inc.
            Form 10-K for the fiscal year ended October 27, 2007
            Filed December 21, 2007
            Definitive Proxy Statement on Schedule 14A
            Filed February 25, 2008
            File No. 000-25601

Dear Mr. Klayko:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                  Sincerely,

                  Stephen Krikorian
                  Accounting Branch Chief